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                                                        Filed by AHT Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                              And Deemed Filed Pursuant to Rule 14a-12 Under the
                                                            Exchange Act of 1934
                                                Subject Company: AHT Corporation
                                                   (Commission File No. 0-21209)


July 12, 2000




Dear Customer:

On July 5th and 6th, we contacted all of our customers to inform them that AHT Corporation (Nasdaq: AHTC), the parent company of Advanced Health Technologies Corporation, and BioShield(TM) Technologies, Inc. (Nasdaq: BSTI) plan to merge. Accordingly, Advanced Health Technologies plans to integrate its laboratory and prescription transaction management operations into those of eMD.com, the Internet healthcare subsidiary of BioShield(TM) Technologies. eMD.com provides an impressive Internet service for physicians, other health providers and patients to assist in improving patient care, service and satisfaction. We are extremely excited over this planned combination, which we believe will provide significant, tangible benefits for our customers.

The planned combination requires the approval from shareholders of BioShield(TM) Technologies and AHT Corporation. We expect the transaction to be finalized on or about September 30 of this year. Enclosed with this letter is a copy of the press release we issued explaining the transaction and its benefits.

We have begun planning the integration and anticipate that, once the merger is completed, the integration will be smooth and transparent for our customers and employees. We will keep you posted regarding the transaction and the integration. The combined entity, we believe, will create one of the nation's leading e-healthcare companies offering comprehensive Internet clinical transaction services.

If you have any questions regarding the eMD.com announcement, please feel free to call me or your Advanced Health Technologies contact.


Sincerely,


Doug Embry
Director of Operations, Advanced Health Technologies
Phone:  215-591-2770
E-mail:  dembry@ahtech.com


Enclosure


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PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF AHT

In connection with the proposed merger, AHT will solicit proxies from its stockholders to approve the merger. AHT and its officers and directors may be deemed to be participants in the solicitation of proxies from AHT's stockholders with respect to the merger. The members of AHT's board of directors are Arthur
M. Southam, M.D., James T. Carney, Barry Kurokawa, Jonathan Edelson, M.D. and Robert J. Alger. Officers of AHT who may participate in the solicitation of proxies are Jonathan Edelson, M.D., Chief Executive Officer and President, Robert J. Alger, Executive Vice President and Chief Information Officer, Jeffrey
M. Sauerhoff, Chief Financial Officer, Eddy W. Friedfeld, Senior Vice President
- Business & Legal Affairs, General Counsel and Secretary, and Arthur Dague, Director, Investor Relations and Communications. Information regarding certain of these officers and directors and their affiliations with and security holdings in AHT is included in AHT's Annual Report on Form 10-K for the year ended December 31, 1999 and AHT's Definitive Proxy Statement on Schedule 14A dated June 22, 2000. Both of these documents are available free of charge at the SEC's website at www.sec.gov and from the AHT contact listed below.

Certain officers and directors of AHT may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of the stockholders of AHT. Specifically, some officers of AHT will be entitled to severance payments and accelerated vesting of options if their employment with AHT is terminated after completion of the merger. Also, officers and directors of AHT will continue to be indemnified by, and benefit from insurance coverage for, liabilities that may arise from their service as officers and directors of AHT prior to the merger.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the merger, BioShield Technologies, Inc. plans to file with the SEC a registration statement on Form S-4 and BioShield and AHT expect to mail a joint proxy-statement/prospectus, which will be part of the registration statement, to stockholders of BioShield and AHT containing information about the merger. Stockholders of BioShield and AHT are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about BioShield, AHT, the merger and the persons soliciting proxies related to the merger, and related matters that should be considered by stockholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement and other documents will be available free of charge on the SEC website at www.sec.gov and from the BioShield and AHT contacts listed below.

In addition to the registration statement and the joint proxy statement/prospectus, BioShield and AHT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by BioShield or AHT at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BioShield's and AHT's filings with the SEC are also available free of charge to the public at the website maintained by the SEC at www.sec.gov. These documents may also be obtained from the BioShield and AHT contacts listed below.

CONTACT:

AHT Corporation
Arthur Dague
Director, Investor Relations and Communications
(914) 524-4783